

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2021

William Cai
Partner
Wilshire Phoenix Funds LLC
2 Park Avenue, 20th Floor
New York, NY 10016

> **Re: Wilshire wShares Enhanced Gold Trust**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 18, 2020**
> **File No. 333-235913**

Dear Mr. Cai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2020 letter.

Amendment No. 4 to Registration Statement on Form S-1

Description of the Index, page 41

1. We note your response to our prior comment 1. Please revise your disclosure to more clearly make the connection between reducing the risk-profile typically associated with the purchase of gold and making component weighting adjustments based on the volatility of the LBMA Gold Price PM and the volatility of the S&P 500® Index. To the extent the reasoning that supports this connection is based on historical data or observations, please revise to clarify accordingly.

2. We note your response to our prior comment 2 and we reissue. It does not appear that you have provided a materially complete description of the operation of the Index. Please revise to disclose the methodology.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance